SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For October 22, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer's ID (CNPJ/MF): 43.776.517/0001-80

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp, pursuant to CVM Instruction 358 of January 3, 2002, and amendments thereto, hereby informs its shareholders and the market in general that, on October 21, 2014, its Board of Directors, pursuant to item VI of article 13 of the Bylaws, resolved that the Company submit to the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP) a request to authorize changes to the discount ranges of the Water Consumption Reduction Incentive Program (“Bonus Program”) due to the following facts:

a)   The critical state and worsening of the water shortage and the consequent need to adjust demand to supply in order to favor the more rapid replenishment of the reservoirs; and

b)   The need to increase the population’s adherence to the Bonus Program and motivate those who reduced their consumption but did not reach the target.

The proposal considers the following discount ranges:

From:

Consumption Reduction	Discount
≥ 20%	30% of the water and sewage bill

To:

Consumption Reduction	Discount
≥ 10 and < 15%	10% of the water and sewage bill
≥ 15 and < 20%	20% of the water and sewage bill
≥ 20%	30% of the water and sewage bill

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Also in accordance with the proposal:

a)   The average over which the reduction in water consumption will be determined will remain that of the months of February 2013 to January 2014; and

b)    The scope of the program will continue to comprise those municipalities directly served by the Company in the Metropolitan Region of São Paulo, as well as those municipalities operated by Sabesp in the Piracicaba, Capivari and Jaguari Water Basin located in the Cantareira System catchment area.

The new Bonus Program ranges will enter into effect following deliberation by ARSESP.

São Paulo, October 21, 2014.

Rui de Britto Álvares Affonso

Chief Financial and Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: October 22, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.